

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

David Brant
Chief Financial Officer
Airspan Networks Holdings Inc.
777 Yamato Road, Suite 310
Boca Raton, Florida 33431

> **Re: Airspan Networks Holdings Inc.**
> **Post-Effective Amendment No. 3 on Form S-1 to Form S-4**
> **Filed March 30, 2023**
> **File No. 333-256137**

Dear David Brant:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 3 on Form S-1 to Form S-4 filed March 30, 2023

General

1. We note that on March 8, 2023, you entered into a definitive purchase agreement to sell Mimosa to Radisys for approximately $60 million in cash. Tell us how you considered the guidance in Rules 8-05 and 11-01(a)(4) of Regulation S-X in concluding whether pro forma financial information reflecting the planned disposition should be included in this filing pursuant to Item 11(e) of Form S-1. Please provide us with any supporting calculations of a determination that the disposition is not significant pursuant to Rule 1-02(w) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Marx